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June 6, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VistaOne, L.P.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed April 11, 2025
File No. 000-56714

Ladies and Gentleman:

On behalf of VistaOne, L.P. (the “Fund”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 3”) to the above-referenced Post-Effective Amendment No. 2 to registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on April 11, 2025. The Fund has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated April 28, 2025 (the “Comment Letter”), related to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 3. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Post-Effective Amendment No. 3. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	June 6, 2025

Item 1. Business, page 1

Investment Objective and Strategy, page 2

1.

We note your response to prior comment 3 and prior comment 4. We further note your statement on page 2 that “Vista has successfully employed the Vista Best Practices across investments to create value in a variety of ways – switch to enterprise, growth at scale, value / vertical and operational improvement.” Please revise your disclosure to provide specific examples of where you have implemented these best practices and successfully created value. We note that on pages 3, 18 and 25 of your marketing materials, you do provide performance metrics for your manager including gross IRR, unlevered net IRR, cumulative revenue, EBIDTA growth of portfolio companies, etc. Therefore, please revise your disclosure to provide information on Vista’s prior investment activities and the success of the Vista Best Practices.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosures on page 3 to include specific examples where Vista has implemented its best practices and successfully created value.

Item 11. Description of Registrant’s Securities to be Registered, page 157

2.

We note that Section 11.8(b) of Exhibit 3.2, the Amended and Restated Limited Partnership Agreement: Jurisdiction; Venue; Trial by Jury, contains a waiver of jury trial provision. Please revise the disclosure in your registration statement to describe the provision. Also, revise your risk factors to discuss the jury trial waiver and exclusive forum provisions of the agreement.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosures on page 160 to describe the waiver of jury trial provision and has included new risk factor disclosure beginning on page 44 to discuss this jury trial waiver.

Exclusive Delaware Jurisdiction, page 160

3.

We note your disclosure in Section 11.8(a) of your Amended and Restated Limited Partnership Agreement states that “[a]ny action or proceeding against the parties relating in any way to this Agreement shall be brought and enforced in the courts of the State of Delaware, to the extent subject matter jurisdiction exists therefor, of the United States for the District of Delaware...” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 160 to clarify that the exclusive jurisdiction provisions will apply to claims, suits, actions or proceedings arising under the federal securities laws, including the rules and regulations thereunder. In addition, the Fund has included new risk factor disclosure

Securities and Exchange Commission	June 6, 2025

beginning on page 44 to state that there is uncertainty as to whether a court would enforce such provision and that Unitholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

***

Securities and Exchange Commission	June 6, 2025

Please call Mark Brod (212-455-2163) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	John Spitz, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Arzonetti, Securities and Exchange Commission
Christian Windsor, Securities and Exchange Commission
David A. Breach, VistaOne, L.P.

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